Exhibit 99.1

111, Inc. Announces Third Quarter 2018 Unaudited Financial Results

SHANGHAI, CHINA - November 8, 2018 - 111, Inc. (“111” or the “Company”) (NASDAQ: YI), a leading integrated online and offline healthcare platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2018.

Third Quarter 2018 Highlights

•                          Net revenues were RMB497.6 million (US$72.5 million), representing an increase of 100.3% year-over-year.

•                          Operating expenses1 was RMB145.5 million (US$21.2 million), representing an increase of 61.3% year-over year.

•                          Number of pharmacies served increased to more than 130,000 as of September 30, 2018, compared to more than 100,000 pharmacies as of June 30, 2018.

•                          Broadened supply sources resulted in direct sourcing from 80 pharmaceutical companies, compared to 62 pharmaceutical companies as of June 30, 2018, respectively.

•                          Quarterly B2B repurchase rate2 was 67.0%, increased from 48.1% in the same quarter of last year.

Mr. Junling Liu, Co-Founder, Chairman, and Chief Executive Officer of 111, commented, “I’m pleased to report that our revenue grew at more than 100% from the same period last year, whereas our operating expenses grew at a much slower rate compared to our top line growth, which demonstrates the planned scaling effect of our business. While our B2B segment is generating substantial growth, we are also exploring new ways of customer acquisition in our B2C segment. 111 is dedicated to serving both B-side and C-side customers with greater transparency and efficiency and we are very pleased to see that our core capabilities in those areas are being strengthened. The financial results during the quarter indicate that we are delivering true value to our customers. We will continue to focus on customer experience and extending our capabilities to more customers across the country. We are confident that our T2B2C business model3 will generate long term sustainable value for our customers and shareholders.”

Third Quarter 2018 Financial Results

Net revenues were RMB497.6 million (US$72.5 million), representing an increase of 100.3% from RMB248.4 million in the same quarter of last year. The increase was mainly due to the significant increase in product revenues from the B2B segment, which increased by 1,337.5% to RMB276.0 million (US$40.2 million) from RMB19.2 million in the same quarter of last year. Product revenues from the B2C segment decreased by 3.4% to RMB218.3 million (US$31.8 million) from RMB226.0 million in the same quarter of last year, due to more cost-effective customer acquisition, which reduced marketing expenditure of B2C segment by almost 50% compared to the same quarter of last year.

1  Operating expense consists of fulfillment expenses, selling expenses, general and administrative expenses, technology expenses and other operating expenses.

2  Quarterly B2B repurchase rate equals the number of pharmacy customers who have made at least one purchase on 1 Drug Mall during the preceding quarter and who have also made at least one other purchase during the quarter indicated, divided by the total number of pharmacy customers who have made at least one purchase on 1 Drug Mall during the preceding quarter.

3  T2B2C business model refers to the business model whereby technology companies (T-side) enable businesses to better serve consumers (C-side).

Operating costs and expenses were RMB627.5 million (US$91.4 million), representing an increase of 100.0% from RMB313.7 million in the same quarter of last year.

•                          Cost of products sold was RMB482.1 million (US$70.2 million), representing an increase of 115.7% from RMB223.5 million in the same quarter of last year. The increase was primarily due to increase in sales and a change in revenue mix with a much higher proportion of B2B business.

•                          Fulfillment expenses were RMB20.7 million (US$3.0 million), representing an increase of 46.8% from RMB14.1 million in the same quarter of last year, primarily as a result of growth in the B2B business.

•                          Selling expenses were RMB77.3 million (US$11.3 million), representing an increase of 54.0% from RMB50.2 million in the same quarter of last year, mainly due to increasing sales staff and expenses associated with the expansion of the B2B business.

•                          General and administrative expenses were RMB26.4 million (US$3.8 million), representing an increase of 98.5% from RMB13.3 million in the same quarter of last year, mainly due to increases in managerial staff, IPO consulting fees and share-based compensation expenses.

•                          Technology expenses were RMB20.2 million (US$2.9 million), representing an increase of 69.7% from RMB11.9 million in the same quarter of last year, mainly due to investments in platform and product development, including the recruitment of technology-related staff.

Loss from operations was RMB129.9 million (US$18.9 million), compared to RMB65.3 million in the same quarter of last year.

Non-GAAP Loss from operations4 was RMB115.1 million (US$16.8 million), compared to RMB62.6 million in the same quarter of last year.

Net loss was RMB126.4 million (US$18.4 million), compared to RMB62.2 million in the same quarter of last year.

Non-GAAP net loss5 was RMB111.6 million (US$16.3 million), compared to RMB59.6 million in the same quarter of last year.

Net loss attributable to shareholders of 111, Inc. was 125.9 million (US$18.3 million), compared to RMB62.0 million in the same period in 2017.

Loss per ADS was RMB2.80 (US$0.40), compared to RMB1.72 for the same period of last year.

Non-GAAP Loss per ADS6 was RMB2.47 (US$0.35), compared to RMB1.65 for the same period of last year.

As of September 30, 2018, the Company had cash and cash equivalents and short-term investments of RMB1,236.9 million (US$180.1 million), compared to RMB461.2 million as of December 31, 2017, primarily due to the cash provided by IPO.

4  Non-GAAP loss from operations represents loss from operations excluding share-based compensation.

5  Non-GAAP net loss represents net loss excluding share-based compensation.

6  Non-GAAP loss per ADS represents loss per ADS excluding share-based compensation per ADS.

Recent Developments

To further strengthen the Company’s senior management team, 111 has appointed Mr. Haihui Wang and Mr. Pengcheng Zhu as Co-Chief Operating Officers of the Company. The Company believe that together, they will bring extensive experience in operations and sales management across a range of industries including e-commerce, technology, manufacturing, and logistics.

Prior to joining 111, Mr. Wang co-founded with Mr. Zhu and served as Chairman of UrFresh Group, a fresh produce e-commerce platform, from 2015 to 2018. Before founding UrFresh Group, Mr. Wang served as Vice President of Operations for Yihaodian, a Chinese online grocery business, from 2010 to 2015. Mr. Wang served as Sales Operations Director for Dell Asia Pacific between 2001 and 2010 and Operations Manager for Xiamen Harbor Logistics Co. Mr. Wang received his bachelor’s degree from Xiamen University and Master of Administration degree from Xiamen University.

Prior to joining 111, Mr. Zhu co-founded and served as CEO of UrFresh Group from 2015 to 2018. Prior to founding UrFresh Group, Mr. Zhu served as Chief Merchandise Officer from 2013 to 2015 and Vice President of Platform Business from 2010 to 2013 for Yihaodian. Mr. Zhu served as North Market regional manager for P&G China between 2005 and 2010. Mr. Zhu received his bachelor’s degree in management from Dongbei University of Finance and Economics and his Juris Master degree from Peking University.

Business Outlook

For the fourth quarter of 2018, the Company expects total net revenues to be between RMB480 million and RMB530 million, representing year-over-year growth of approximately 74.0% to 92.2%.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

111’s management team will host an earnings conference call at 7:30 AM U.S. Eastern Time on Thursday, November 8, 2018 (8:30 PM Beijing Time on November 8, 2018).

Dial-in details for the earnings conference call are as follows:

United States:	+1-845-675-0437
Hong Kong:	+852-3018-6771
China:	4006-208-038
International:	+65-6713-5090
Passcode:	6498797

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call until 7:59 AM ET on November 16, 2018:

United States:	+1-646-254-3697

International:	+61-2-8199-0299

Passcode:	6498797

A live and archived webcast of the conference call will be available on the Investor Relations section of 111’s website at http://ir.111.com.cn.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP loss from operations,  non-GAAP net loss and non-GAAP loss per ADS, non-GAAP measures, as supplemental measures to review and assess its operating performance. The Company defines non-GAAP loss from operations as loss from operations excluding share-based compensation. The Company defines non-GAAP net loss as net loss excluding share-based compensation. The Company defines non-GAAP loss per ADS as loss per ADS excluding share-based compensation per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company believes that non-GAAP loss from operations, non-GAAP net loss and non-GAAP loss per ADS help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in loss from operations and net loss. Share-based compensation is a non-cash expense that varies from period to period. As a result, management excludes this item from its internal operating forecasts and models. Management believes that this adjustment for share-based compensation provides investors with a basis to measure the company’s core performance, including compared with the performance of other companies, without the period-to-period variability created by share-based compensation. The Company believes that non-GAAP loss from operations, non-GAAP net loss and non-GAAP loss per ADS provide useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP loss from operations, non-GAAP net loss or non-GAAP loss per ADS is that it does not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP measures, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of the non-GAAP financial measures to the most comparable U.S. GAAP measures is included at the end of this press release.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8680 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 28, 2018.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as 111’s strategic and operational plans, contain forward-looking statements. 111 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability comply with extensive and evolving regulatory requirements, its ability to compete effectively in the evolving PRC general health and wellness market, its ability to manage the growth of its business and expansion plans, its ability to achieve or maintain profitability in the future, its ability to control the risks associated with its pharmaceutical retail and wholesale businesses, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and 111 does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About 111, Inc.

111, Inc. (NASDAQ: YI) (“111” or the “Company”) is a leading integrated online and offline healthcare platform in China. The Company provides hundreds of millions of consumers with better access to pharmaceutical products and medical services directly through its online retail pharmacy and indirectly through its offline pharmacy network. 111 also offers online medical services through its internet hospital, 1 Clinic, which provides consumers with cost-effective and convenient online consultation and electronic prescription services. In addition to providing direct services to consumers through its online retail pharmacy, 111 also enables offline pharmacies to better serve their customers.  The Company’s online wholesale pharmacy, 1 Drug Mall, serves as a one-stop shop for pharmacies to source a vast selection of pharmaceutical products. The Company’s New Retail platform, by integrating the front and back ends of the pharmaceutical supply chain, has formed a smart supply chain, which transforms the flow of pharmaceutical products to pharmacies and modernizes how they serve their customers.

For more information on 111, please visit ir.111.com.cn

For more information, please contact:

111, Inc.

ir@111.com.cn

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	US$
ASSETS
Current Assets:
Cash and cash equivalents	167,660	880,326	128,178
Short-term investments	293,533	356,524	51,911
Accounts receivable, net of allowance of doubtful accounts of nil at December 31, 2017 and September 30, 2018	20,398	40,470	5,892
Inventories	144,056	235,850	34,340
Prepayments and other current assets	104,818	144,962	21,107
Total current assets	730,465	1,658,132	241,428
Property and equipment	17,028	19,916	2,900
Intangible assets	4,751	4,627	674
Long-term investments	11,140	11,140	1,622
Total Assets	763,384	1,693,815	246,624

LIABILITIES AND EQUITY
Current liabilities including amounts of the consolidated VIE without recourse to the Company
Accounts payable	128,140	247,558	36,045
Accrued expense and other current liabilities	73,018	111,940	16,299
Total Current liability	201,158	359,498	52,344
Total Liabilities	201,158	359,498	52,344

Mezzanine Equity
Series A convertible preferred shares, $0.00005 par value; 4,200,000 and nil shares authorized, issued, and outstanding as of December 31, 2017 and September 30, 2018, respectively	12,922	—	—
Series B convertible preferred shares, $0.00005 par value; 11,396,178 and nil shares authorized, issued, and outstanding as of December 31, 2017 and September 30, 2018, respectively	57,980	—	—
Series C convertible preferred shares, $0.00005 par value; 31,739,234 and nil shares authorized, issued, and outstanding as of December 31, 2017 and September 30, 2018, respectively	450,324	—	—
Series D convertible preferred shares, $0.00005 par value; 27,783,584 and nil shares authorized, issued, and outstanding as of December 31, 2017 and September 30, 2018, respectively	1,263,523	—	—
Subscription receivable of Series D convertible preferred shares	(277,819)	—	—
Total Mezzanine Equity	1,506,930	—	—

Shareholders’ Equity (Deficit)
Ordinary shares Class A ($0.00005 par value per share; 72,000,000 shares, and 800,000,000 shares authorized, 72,000,000 shares and 91,088,106 shares issued and outstanding as of December 31, 2017 and September 30, 2018, respectively)	25	29	4
Ordinary shares Class B ($0.00005 par value per share; 839,209,895 shares, and 72,000,000 shares authorized, nil and 72,000,000 shares issued and outstanding as of December 31, 2017 and September 30, 2018, respectively)	—	25	4
Ordinary shares Class C ($0.00005 par value per share; 13,671,109 shares, and nil authorized, 1,607,901 shares, and nil issued and outstanding as of December 31, 2017 and September 30, 2018, respectively)	—	—	—
Subscription receivable	(2,200)	—	—
Additional paid in capital	12,121	2,524,585	367,587
Accumulated deficit	(1,003,638)	(1,257,838)	(183,145)
Accumulated other Comprehensive Loss	47,550	67,740	9,863
Total shareholders’ equity (deficit)	(946,142)	1,334,541	194,313
Non-controlling interest	1,438	(224)	(33)
Total equity (deficit)	(944,704)	1,334,317	194,280
Total liabilities, mezzanine equity and equity	763,384	1,693,815	246,624

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

	For the three months ended September 30,
	2017	2018
	RMB	RMB	US$
Net Revenues	248,442	497,624	72,455
Operating Costs and expenses:
Cost of product sold	(223,546)	(482,069)	(70,191)
Fulfillment expenses	(14,145)	(20,701)	(3,014)
Selling and marketing expenses	(50,213)	(77,348)	(11,262)
General and administrative expenses	(13,348)	(26,434)	(3,849)
Technology expenses	(11,929)	(20,156)	(2,935)
Other operating expenses, net	(568)	(816)	(119)
Total Operating costs and expenses	(313,749)	(627,524)	(91,370)
Loss from operations	(65,307)	(129,900)	(18,915)
Interest income	1,474	130	19
Interest expense	(5)	0	0
Foreign exchange gain (loss)	(128)	1,653	241
Other Income, net	1,727	1,707	249
Loss before income taxes	(62,239)	(126,410)	(18,406)
Income tax expense	—	—	—
Net Loss	(62,239)	(126,410)	(18,406)

Net Loss attributable to non-controlling interest	213	535	78

Net Loss attributable to ordinary shareholders	(62,026)	(125,875)	(18,328)
Other comprehensive Income (loss)
Unrealized gains of available -for-sale securities, net of tax of nil for three months ended September 30, 2017 and 2018	828	937	136
Realized gain of available-for-sale debt securities, net of tax	(481)	(240)	(35)
Foreign currency translation adjustments	(8,203)	19,233	2,800
Comprehensive loss	(69,882)	(105,945)	(15,427)
Loss per share:
Basic and diluted	(0.86)	(1.40)	(0.20)
Loss per ADS:
Basic and diluted	(1.72)	(2.80)	(0.40)
Weighted average number of shares used in computation of loss per share
Basic and diluted	72,000,000	90,017,428	90,017,428

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the three months ended September 30,
	2017	2018
	RMB	RMB	US$
Net cash used in operating activities	(5,623)	(166,074)	(24,181)
Net cash used in investing activities	(31,972)	(149,711)	(21,798)
Net cash provided by financing activities	49,475	694,877	101,176
Effect of exchange rate changes on cash and cash equivalents	(1,157)	13,495	1,965
Net increase in cash and cash equivalents	10,723	392,587	57,162
Cash and cash equivalents at the beginning of the period	193,024	487,739	71,016
Cash and cash equivalents at the end of the period	203,747	880,326	128,178

111, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended September 30,
	2017	2018
	RMB	RMB	US$
Loss from operations	(65,307)	(129,900)	(18,915)
Add: Share-based compensation expenses	2,683	14,782	2,152
Non-GAAP loss from operations	(62,624)	(115,118)	(16,763)

Net Loss	(62,239)	(126,410)	(18,406)
Add: Share-based compensation expenses	2,683	14,782	2,152
Non-GAAP net loss	(59,556)	(111,628)	(16,254)

Loss per ADS:
Basic and diluted	(1.72)	(2.80)	(0.40)
Add: Share-based compensation expenses per ADS	0.07	0.33	0.05
Non-GAAP Loss per ADS	(1.65)	(2.47)	(0.35)